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UNI[illegible]
SECURITIES AND [illegible]
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13013070

SEC
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Section
FEB 2 7 2013
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402

AB 3/5

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SEC FILE NUMBER
~~8-[illegible]~~

8-67685

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2012** (MM/DD/YY) AND ENDING **DECEMBER 31, 2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BCW SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Wright Street – 1st Floor
(No. and Street)

Westport (City) **CT** (State) **06880** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646-290-7248**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rich and Bander, LLP
(Name – *if individual, state last, first, middle name*)

15 West 28th St, Ste 7A (Address) **New York** (City) **NY** (State) **10001** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM 3/8/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark Bernegger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCW Securities LLC as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

Subscribed and sworn to before me
this 14th day of Feb, 2013

Signature of Notary Public
Date Commission Expires: 1/31/2015
Notary Public

Signature

Managing Member
Title

RICHARD W MARTIN II
Notary Public, State of Connecticut
My Commission Expires Jan. 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCW SECURITIES, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2012

BCW SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Member of
BCW Securities, LLC
Westport, CT

Report on the Financial Statements

We have audited the accompanying financial statements of BCW Securities, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (212) 684-2470 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCW Securities, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other-Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander LLP

New York, NY
February 13, 2013

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (212) 684-2470 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Current assets		
Cash and cash equivalents	$	32,145
Securities - not readily marketable		171,452
Prepaid expenses		4,048
Total current assets		**207,645**
TOTAL ASSETS	**$**	**207,645**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	22,829
Total current liabilities		**22,829**
Member's equity		
Member's equity		213,364
Accumulated other comprehensive loss		(28,548)
Total member's equity		**184,816**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**207,645**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue	
Investment banking income	$ 103,598
Expenses	
Commissions	62,159
Employee compensation and benefits	48,000
Consulting fees	30,000
Professional fees	13,337
Rent	12,000
Regulatory and compliance	7,387
Communications	6,000
Equipment lease	4,800
Bad debt expense	3,000
Other operating expenses	3,000
	189,683
Net loss	**(86,085)**
Other comprehensive loss	
Unrealized loss on securities	(46)
Total comprehensive income	**$ (86,131)**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Member's Equity	Accumulated Other Comp. Income (Loss)	Total Member's Equity
Balance at January 1, 2012	$ 213,949	$ (28,501)	$ 185,448
Member contributions	85,500	-	85,500
Member distributions	-	-	-
Net loss	(86,085)	-	(86,085)
Other comprehensive income	-	(47)	(47)
Balance at December 31, 2012	$ 213,364	$ (28,548)	$ 184,816

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net loss	$	(86,085)
Adjustments to reconcile net income to net cash flows used in operating activites:		
Bad debt expense		3,000
(Increase) decrease in operating assets:		
Prepaid expenses		198
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		11,034
Payable to member		-
Total adjustments		14,232
Net cash used in operating activities		(71,853)
Cash flows from financing activities:		
Member contributions		85,500
Net cash provided by financing activities		85,500
Net increase in cash and cash equivalents		13,647
Cash and cash equivalents, beginning of year		18,498
Cash and cash equivalents, end of year	$	32,145
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-
Noncash investing and financing activities:		
Expenses paid by member on behalf of Company included as member contributions	$	61,500

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

BCW Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Riverside Management Group, LLC and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 13, 2013, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses a market index closely related to the industry of the securities held to estimate the fair value of its investment. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2012:

	Total	Level 1	Level 2	Level 3
Investments in equity securities classified as available-for-sale	$ 171,452	$ -	$ -	$ 171,452

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significantly unobservable inputs (level 3) during the year ended December 31, 2012:

	Preferred Stock
Beginning balance	$ 171,499
Total gains or losses (realized/unrealized):	
Other comprehensive income	(47)
Purchases, issuances and settlements	-
Transfers in and/or out of Level 3	-
Ending balance	$ 171,452

3) SECURITIES – NOT READILY MARKETABLE

At December 31, 2012, the Company's portfolio of not readily marketable securities included 22,598 shares of Allied Resource Corporation Series E Preferred Stock that management has estimated have no reportable value. The cost basis of the shares is $200,000. These shares are not traded; accordingly, such shares have been valued based on management's best estimate of market value at year-end. For the year ended December 31, 2012, unrealized holding loss of $47 have been recorded within accumulated other comprehensive income, a component of member's equity.

4) ACCOUNTS RECEIVABLE

During the year ended December 31, 2012, an account receivable amounting to $3,000 was specifically identified as uncollectible and an allowance was recorded for the same amount.

5) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") dated December 6, 2007, the sole member provides all support services for the Company including, among others, employee compensation, office space, equipment use, and communications in the normal course of business.

The Company pays a monthly fee in relation to the Agreement. For the year ended December 31, 2012, fees charged by the sole member totaled $61,500 and are included in member contributions in accordance with the Agreement.

6) ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of an unrealized loss on securities of $28,548 as of December 31, 2012.

7) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2012, there were no uninsured balances.

For the year ended December 31, 2012, the Company earned fees solely from one entity.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $9,316 which is $4,316 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2012 is 2.45 to 1.

9) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

BCW SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2012

Total member's equity		$ 184,816
Non-allowable assets, deductions and charges:		
Securities - not readily marketable	171,452	
Prepaid expenses	4,048	
Total non-allowable assets, deductions and charges		175,500
Net capital		$ 9,316
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $22,829)		$ 1,522
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 4,316
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 7,033
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 22,829
Percentage of aggregate indebtedness to net capital		245%
Ratio of aggregate indebtedness to net capital		2.45 to 1

See accompanying notes to the financial statements.

BCW SECURITIES, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2012

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	9,316
Net capital, per report pursuant to Rule 17a - 5(d)	$	9,316

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2012, filed on January 25, 2013.

See the accompanying notes to the financial statements.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

BCW SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2012

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of
BCW Securities, LLC
Westport, CT

In planning and performing our audit of the financial statements of BCW Securities, LLC (the "Company") for the year ended December 31, 2012 (on which we issued our report dated February 13, 2013), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (212) 684-2470 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3 (Cont'd)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander LLP

New York, NY
February 13, 2013

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS